UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

THE ONE GROUP HOSPITALITY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,498,997*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,498,997*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,498,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%
14	TYPE OF REPORTING PERSON

IA

* Does not include warrants to purchase 125,000 Shares of Common Stock, which will be exercisable on the six month anniversary of the date of issuance.

2

CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,921
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,498,997*
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,921
	10	SHARED DISPOSITIVE POWER

4,498,997*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,517,918*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%
14	TYPE OF REPORTING PERSON

IN

* Does not include warrants to purchase 125,000 Shares of Common Stock, which will be exercisable on the six month anniversary of the date of issuance.

3

CUSIP NO. 88338K103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by The Philotimo Fund LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The Shares purchased by Kanen Wealth Management, LLC were purchased with the funds for the accounts of its customers. The Shares purchased by Mr. Kanen were purchased with his personal funds. The aggregate purchase price of the 1,810,000 Shares directly beneficially owned by the Philotimo Fund, LLC is approximately $3,344,758, including brokerage commissions. The aggregate purchase price of the 2,688,997 Shares directly beneficially owned by Kanen Wealth Management, LLC is approximately $5,386,918, including brokerage commissions. The aggregate purchase price of the 18,921 Shares directly beneficially owned by Mr. Kanen is approximately $38,033 including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,036,571 Shares outstanding, which includes (i) 25,286,571 Shares outstanding as of November 13, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017 and (ii) 1,750,000 Shares of Common Stock reported as issued by the Issuer in the Offering in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 17, 2017.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on December 28, 2017, Kanen Wealth Management, LLC directly owned 2,688,997 Shares. Kanen Wealth Management, LLC, as the general partner of The Philotimo Fund, LLC, may be deemed the beneficial owner of the 1,810,000 Shares owned by the Philotimo Fund, LLC.

Percentage: 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,498,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,498,997

(c)	The transactions in the Shares by Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
4

CUSIP NO. 88338K103

B.	David Kanen
(a)	As of the close of business on December 28, 2017, Mr. Kanen directly owned 18,921 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the 2,688,997 Shares owned by Kanen Wealth Management, LLC and the 735,296 Shares owned by the Philotimo Fund, LLC.

Percentage: 16.7%

(b)	1. Sole power to vote or direct vote: 18,921
2. Shared power to vote or direct vote: 4,498,997
3. Sole power to dispose or direct the disposition: 18,921
4. Shared power to dispose or direct the disposition: 4,498,997

(c)	The transactions in the Shares by Mr. Kanen and Kanen Wealth Management, LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

5

CUSIP NO. 88338K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2017

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. 88338K103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	28,020	$1.9470	11/21/2017
Purchase of Common Stock	3,288	$2.0000	11/22/2017
Purchase of Common Stock	6,702	$2.0000	11/24/2017
Purchase of Common Stock	2,200	$2.0500	11/28/2017
Purchase of Common Stock	40,100	$2.1000	11/29/2017
Purchase of Common Stock	17,000	$2.2215	11/30/2017
Purchase of Common Stock	1,100	$2.2300	12/01/2017
Purchase of Common Stock	20,475	$2.1493	12/15/2017
Purchase of Common Stock	4,533	$2.1985	12/21/2017
Purchase of Common Stock	22,099	$2.1981	12/22/2017
Purchase of Common Stock	227,724	$2.2197	12/27/2017
Purchase of Common Stock	150,000	$2.2262	12/28/2017